UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
13 October 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mammoth Energy Services, Inc.

File No. 333-213504 -- CF# 34234

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Mammoth Energy Services, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 2, 2016.

Based on representations by Mammoth Energy Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15	through September 30, 2018
Exhibit 10.16	through September 30, 2018
Exhibit 10.18	through September 30, 2018
Exhibit 10.19	through September 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary